

02007824

SECURI... COMMISSION
Washington, D.C. 20549

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RECEIVED
PROCESSING
APR - 2 2002
365

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-48267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AGS Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21 Loder Street
(No. and Street)

Rye	NY	10580
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name — *if individual, state last, first, middle name)*

(Address) (City) (State) (Zip Code)

PROCESSED
APR 09 2002
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Randall Appleyard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AGS Securities, Inc, as of 12/31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Since December 31, 2000 AGS Securities, Inc. has not transacted any business in Securities and has not carried any margin account, credit balance or security for any person whatsoever. Accordingly, pursuant to SEC Rule 17a-5(e)(1)(i), AGS Securities, Inc. claims exemption from the requirements that its financial statements and schedules filed pursuant to SEC Rule 17a-5(d) be covered by opinion of an accountant

[signature]
Signature

President
Title

[signature]
Notary Public

ROBIN M. OSTLUND
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2004

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO:	**Securities and Exchange Commission, Washington, D.C.** **Securities and Exchange Commission, New York, NY** **NASD Regulation, Inc., Rockville, MD**
FROM:	**A. Randall Appleyard** **President** **AGS Securities, Inc.**
DATE:	**March 26, 2002**
RE:	**Audited Financial Statements**

Attached are the Annual Financial Statements for 2001 for AGS Securities, Inc. ("AGS").

All pages except the Statement of Financial Condition are intended to be held Confidential.

This package consists of the following information:

1. Facing Page
2. Oath of Affirmation
3. Checklist items (a) to (n)
4. This Memorandum
5. Statement of Financial Condition, presented in FOCUS IIA format
6. Statement of Income
7. Balance of Requested Financial Information, presented in FOCUS IIA format
8. Cash Flow Statement

AGS's exemption under SEC Rule 15c3-3 (see below) renders items (h), (i) and (j) from the checklist inapplicable. Since AGS claims exemption from the requirements that this report be audited (see below and Oath of Affirmation), items (k), (m) and (n) are inapplicable. With further regard to item (k), AGS has no subsidiaries, also rendering item (k) inapplicable. With further regard to item (n), no material inadequacies were found to exist or found to have existed since December 31, 2000, also rendering item (n) inapplicable.

The provisions of SEC Rule 15c3-3 are inapplicable to AGS, pursuant to SEC Rule 15c3-3(k)(2)(i), since AGS carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between itself and its customers through one or more bank accounts, each designated as "Special Account for the Exclusive Benefit of Customer of AGS Securities, Inc."

As indicated in the Oath or Affirmation, AGS claims exemption from the requirement that this report be audited. Since January 10, 1997, AGS has been a registered Broker-Dealer and a member of the National Association of Securities Dealers, Inc. AGS's principal business is providing advice in connection with mortgage and asset securitization transactions. Since December 31, 2000, AGS has not transacted any business in securities and has not carried any margin account, credit balance, or security for any person whatsoever. Accordingly, pursuant to SEC Rule 17a-5(e)(1)(i), AGS claims exemption from the requirement that its financial statements and schedules filed pursuant to SEC Rule 17a-5(d) be covered by the opinion of an accountant.

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	25,065 [0200]		25,065 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

		[0170]			
	B. Other securities	[0180]			
8.	Memberships in exchanges:				
	A. Owned, at market	[0190]			
	B. Owned, at cost			[0650]	
	C. Contributed for use of the company, at market value			[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		[0490]	[0680]	0 [0920]
11.	Other assets		[0535]	[0735]	0 [0930]
12.	**TOTAL ASSETS**		25,065 [0540]	0 [0740]	25,065 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	12,102 [1205]	[1385]	12,102 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		16,000 [1400]	16,000 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of 16,000 [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2. Includes equity subordination (15c3-1(d)) of [1010]			
D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	12,102 [1230]	16,000 [1450]	28,102 [1760]

Ownership Equity

		Total
21.	Sole proprietorship	[1770]
22.	Partnership (limited partners ________ [1020])	[1780]
23.	Corporations:	
	A. Preferred stock	[1791]
	B. Common stock	6,000 [1792]
	C. Additional paid-in capital	15,000 [1793]
	D. Retained earnings	-24,037 [1794]
	E. Total	-3,037 [1795]
	F. Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY	-3,037 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY	25,065 [1810]

01/23/02

C'

AGS Securities, Inc.

Profit and Loss

January through December 2001

	Jan - Dec '01
Ordinary Income/Expense	
Expense	
Rent	1,980.00
Total Expense	1,980.00
Net Ordinary Income	-1,980.00
Other Income/Expense	
Other Income	
Interest Income	314.83
Other Income	1.42
Total Other Income	316.25
Net Other Income	316.25
Net Income	**-1,663.75**

S

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition		-3,037 [3480]
2.	Deduct ownership equity not allowable for Net Capital		[3490]
3.	Total ownership equity qualified for Net Capital		-3,037 [3500]
4.	Add:		
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		16,000 [3520]
	B. Other (deductions) or allowable credits (List)		
	[3525A]	[3525B]	
	[3525C]	[3525D]	
	[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities		12,963 [3530]
6.	Deductions and/or charges:		
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	0 [3540]	
	B. Secured demand note deficiency	[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	[3600]	
	D. Other deductions and/or charges	[3610]	0 [3620]
7.	Other additions and/or credits (List)		
	[3630A]	[3630B]	
	[3630C]	[3630D]	
	[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions		12,963 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
	A. Contractual securities commitments	[3660]	
	B. Subordinated securities borrowings	[3670]	
	C. Trading and investment securities:		
	1. Exempted securities	[3735]	
	2. Debt securities	[3733]	
	3. Options	[3730]	
	4. Other securities	[3734]	

D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	0 [3740]
10.	Net Capital		12,963 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	806 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	7,963 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	11,752 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			12,102 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			12,102 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 93 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	%	0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			-2,594 [4240]
	A.	Net income (loss)		-445 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	[4270]
2.	Balance, end of period (From item 1800)			-3,039 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		16,000 [4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		16,000 [4330]

AGS SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

Cash Flow from Operations	
Net Income	($1,663.75)
Adjustments to Reconcile Net Income to Net Cash Flow from Operations	$1,881.53
Net Cash Flow from Operations	$217.78
Cash Flow from Investing Activities	$316.25
Cash Flow from Investing	$0.00
Net Cash Flow from Investing Activities	$316.25
Cash Flow from Financing Activities	$0.00
Paid-in-Capital	$0.00
Net Cash Flow from Financing Activities	$0.00
Net Increase (Decrease in Cash and Cash Equivalents)	$534.03
Cash and Cash Equivalents at Beginning of Year	$24,497.75
Cash and Cash Equivalents at End of Year	$25,031.78